Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Brookfield Asset Management Ltd. (“BAM”)

Brookfield Place

250 Vesey Street, 15th Floor

New York, New York

10281-0221

United States

Item 2	Date of Material Change

October 31, 2024

Item 3	News Release

A joint news release with respect to the material change was disseminated by BAM and Brookfield Corporation (“BN”) on October 31, 2024 through the facilities of GlobeNewswire. A copy of the joint news release was subsequently filed on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) under BAM’s profile at www.sedarplus.ca.

Item 4	Summary of Material Change

On October 31, 2024, BAM and BN entered into an agreement (the “Arrangement Agreement”) whereby BAM would own and reflect 100% of the asset management business (the “Arrangement”), and BN’s current 73% interest in the asset management business would be held indirectly through ownership of approximately 73% of the publicly traded shares of BAM.

The creation of BAM in 2022 helped to simplify BAM’s story and BAM has significantly expanded its shareholder base since. The Arrangement will continue to broaden BAM’s shareholder base and simplify the structure of the Asset Management Company further by having its ownership consolidated under BAM, rather than being split between BN and BAM. The Arrangement will also result in BAM’s market capitalization reflecting 100% of the value of the asset management business, which management believes will align BAM’s size and structure with its U.S.-based global alternative asset management business peers and position BAM for potential inclusion in some of the most widely followed global large cap stock indices, including in the U.S., in the future.

Under the terms of the Arrangement, BAM will acquire approximately 73% of the outstanding common shares (“Common Shares”) of Brookfield Asset Management ULC (“Asset Management Company”) from BN and certain of its subsidiaries as part of the Arrangement. BAM will issue Class A Limited Voting Shares (“Class A Shares”) to BN in exchange for all of the Common Shares currently owned by BN and its subsidiaries on a one-for-one basis. As part of the Arrangement, BAM’s articles will also be amended to ensure that BN controls BAM for as long as it holds a majority of its voting shares. The Asset Management Company owns and operates Brookfield’s leading global alternative asset management business.

The Arrangement is subject to both court and shareholder approval. BAM expects to hold a special meeting of its shareholders (the “Meeting”) to consider and vote on the Arrangement on December 20, 2024. If approved at the Meeting, the Arrangement is expected to close in early 2025, subject to court approval and other customary closing conditions, including listing approval of the New York Stock Exchange (“NYSE”) and Toronto Stock Exchange (“TSX”).

A copy of the Arrangement Agreement has been filed under BAM’s profile on SEDAR+ at www.sedarplus.ca.

Item 5.1	Full Description of Material Change

On October 31, 2024, BAM and BN announced steps towards enhancing BAM’s corporate structure and positioning BAM for broader equity index inclusion, particularly those in the U.S. As part of this effort, BAM has now changed its head office to New York. In addition, BAM and BN have entered into an agreement whereby BAM would own and reflect 100% of the asset management business, and BN’s current 73% interest in the asset management business would be held indirectly through ownership of approximately 73% of the publicly traded shares of BAM.

Under the terms of the Arrangement, BAM will acquire approximately 73% of the outstanding Common Shares from BN and certain of its subsidiaries as part of the Arrangement. BAM will issue Class A Shares to BN in exchange for all of the Common Shares currently owned by BN and its subsidiaries on a one-for-one basis. As part of the Arrangement, BAM’s articles will also be amended to ensure that BN controls BAM for as long as it holds a majority of its voting shares. The Asset Management Company owns and operates Brookfield’s leading global alternative asset management business.

Recommendation of the GNCC and Board

The review and assessment of the Arrangement was conducted under the supervision of the Governance, Nominating and Compensation Committee (the “GNCC”) of the board of directors of BAM (the “Board”) in accordance with its charter, which authorizes the GNCC to, among other things, review and conduct oversight of all significant proposed related party transactions and situations involving a potential conflict of interest that are not required to be dealt with by an “independent special committee” pursuant to applicable securities laws. The GNCC is comprised of the following independent directors: Olivia Garfield, Nili Gilbert, Diana Noble and Satish Rai. Each member of the GNCC is independent of BN for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

KPMG LLP (“KPMG”) was retained by the GNCC as independent valuator to prepare, under the GNCC’s supervision, a formal valuation in accordance with the requirements of MI 61-101 (the “Formal Valuation”) and a fairness opinion (the “Fairness Opinion”). KPMG provided its conclusion that, as of October 31, 2024, based on the scope of KPMG’s review and subject to the assumptions and limitations noted in the Formal Valuation, that KPMG is of the opinion that the fair market value of the Common Shares was in the range of $46.35 to $51.67 per Common Share and the fair market value of the Class A Shares was in the range of $46.43 to $51.63 per Class A Share. KPMG also provided its opinion that, based on the scope of its review and subject to the assumptions and limitations noted in the Fairness Opinion, the Arrangement is fair, from a financial point of view to holders of Class A Shares (other than Class A Shares held, directly or indirectly, by an “interested party” within the meaning of MI 61-101 or otherwise required to be excluded under the requirements of MI 61-101) (“Minority Shareholders”).

The GNCC, having undertaken a review of, and having considered the terms of, the Arrangement, the Arrangement Agreement and a number of other factors, including, without limitation, those described under “Reasons for the Arrangement” below, and after receiving independent advice, including the Formal Valuation and the Fairness Opinion, has unanimously determined that the Arrangement is in the best interests of BAM and unanimously recommended that the Board determine that the Arrangement is in the best interests of BAM, approve the Arrangement and recommend that the shareholders of BAM vote for the Arrangement.

The Board, with Mr. Bruce Flatt, CEO of both BAM and BN, abstaining (the “Constituted Board”), based on, among other things, the recommendation of the GNCC, unanimously (i) determined that the Arrangement is in the best interests of BAM, (ii) approved the Arrangement, and, accordingly, (iii) recommends that shareholders of BAM vote for the Arrangement.

In forming its recommendation, the Constituted Board considered a number of factors, including, without limitation, the recommendation of the GNCC and the factors listed below under “Reasons for the Arrangement”. The Constituted Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of members of the Constituted Board of the business, financial condition and prospects of BAM and after taking into account the advice of BAM’s financial, legal and other advisors and the advice and input of management of BAM.

Required Approvals

The Arrangement is subject to both court and shareholder approval. BAM expects to hold the Meeting to consider and vote on the Arrangement on December 20, 2024. If approved at the Meeting, the Arrangement is expected to close in early 2025.

The approval of the Arrangement at the Meeting will require the affirmative vote of: (i) not less than 66 2/3% of the votes cast at the meeting by the holders of Class A Shares, present in person or represented by proxy at the meeting; (ii) not less than 66 2/3% of the votes cast at the meeting by the holder of Class B Limited Voting Shares of BAM (the “Class B Shares”), present in person or represented by proxy at the meeting; and (c) not less than a majority of the votes cast at the meeting by Minority Shareholders.

The Class A Shares owned, directly and indirectly, by BN’s current directors and senior executive officers and all of the Class B Shares will be excluded in determining whether minority approval of the Arrangement is obtained.

Reasons for the Arrangement

With the assistance of their advisors, each of the GNCC and the Constituted Board considered a number of substantive and procedural factors relating to the Arrangement, including, among others, the following:

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Enhancing Corporate Structure and Expanding Shareholder Base: Creating BAM helped simplify BAM’s story and BAM has significantly expanded its shareholder base since. The Arrangement will simplify the structure of the asset management business further by having its ownership consolidated under BAM, rather than being split between BN and BAM. The Arrangement will also result in BAM’s market capitalization reflecting 100% of the value of the asset management business, which management believes will help broaden BAM’s shareholder base and align BAM’s size and structure with its U.S.-based global alternative asset management business peers.

•

Positioning BAM for Index Admission: In April 2023, a significant barrier to BAM’s inclusion in some of the most widely followed global large cap stock indices, including in the U.S. (“Index Admission”) was removed when S&P Dow Jones Indices announced that it had updated its share class eligibility rule for additions to certain indices such that companies with multiple share class structures, which would have included BAM as a result of its Class A Shares and Class B Shares, may be considered eligible candidates. Since this announcement, several companies with multiple share class structures, including certain of BAM’s peer U.S.-based global alternative asset management businesses, have been admitted to the S&P 500 index. Management believes that the Arrangement and BAM’s increased market capitalization resulting therefrom, together with other potential steps, will position BAM for potential Index Admission in the future. In the view of management, the potential benefits of Index Admission include: (i) increased corporate profile with U.S. investors, analysts and media; (ii) an increased demand for shares given that there are significantly more index tracking funds in the U.S. than in Canada; (iii) a wider and more diversified shareholder base, and (iv) increased access to the deepest pools of public capital.

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Formal Valuation and Fairness Opinion: KPMG, the independent valuator retained by the GNCC, delivered the Formal Valuation in accordance with MI 61-101, concluding that, as of October 31, 2024, based on the scope of KPMG’s review and subject to the assumptions and limitations noted in the Formal Valuation, that KPMG is of the opinion that the fair market value of the Common Shares was in the range of $46.35 to $51.67 per Common Share and the fair market value of the Class A Shares was in the range of $46.43 to $51.63 per Class A Share. KPMG also provided its opinion that, based on the scope of its review and subject to the assumptions and limitations noted in the Fairness Opinion, the Arrangement is fair, from a financial point of view, to Minority Shareholders.

•

KPMG’s Compensation Arrangements: The GNCC considered the compensation arrangements of KPMG, in particular that KPMG was engaged to provide the Formal Valuation and the Fairness Opinion on a fixed fee basis that was not contingent on the conclusions reached in the Formal Valuation, the outcome of the Fairness Opinion or the completion of the Arrangement.

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Procedural Protections: The process leading up to the Arrangement was conducted under the oversight of the GNCC, which is comprised solely of independent directors and was advised by experienced, qualified and independent advisors. In addition, the procedures by which the Arrangement will be approved, including both shareholder approval and approval of the Court, offers substantial protection to shareholders.

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Fair Treatment of Stakeholders: The Arrangement is intrinsically fair and treats all the stakeholders of BAM fairly, including shareholders, employees, lenders to and debtholders of BAM. Moreover, BAM will acquire control of the asset management business, there will be no change to BAM’s status as a Canadian-domiciled corporation in connection with the Arrangement and the Arrangement is not expected to have any material adverse Canadian or U.S. federal income tax consequences for holders of Class A Shares. There will be no change to the business and operations of BAM or the asset management business as a result of the Arrangement.

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Risks and Potentially Negative Factors. Each of the GNCC and the Constituted Board also considered a number of risks and other potentially negative factors concerning the Arrangement including the following:

•	BN will exercise substantial influence over BAM, in addition to its current substantial influence over the asset management business.

•

The ownership of BN may change and the control of BAM may be transferred to a third party without shareholder approval and BN is not required to maintain any ownership level in BAM and may sell the Class A Shares to a third party, without the consent of BAM shareholders. Any such change could result in, among other things, a new owner exercising substantial influence over BAM’s policies and procedures and exercising substantial influence over BAM’s management.

•

BAM will become the sole owner of the Asset Management Company and therefore, in the event of its liquidation or dissolution, will become solely liable for the debts and liabilities of the asset management business since the Asset Management Company is an unlimited liability company formed under the laws of British Columbia.

The foregoing summary of the information and factors considered by the GNCC and the Constituted Board is not intended to be exhaustive of the factors considered in reaching their conclusions and making their recommendations, but includes a summary of the material information, factors and analysis considered in reaching such conclusions and making such recommendations. The recommendation of each of the GNCC and the Constituted Board is based upon the totality of the information presented to and considered by it. In light of the numerous factors considered in connection with its evaluation of the Arrangement, neither the GNCC nor the Constituted Board found it practicable to, and did not attempt to, quantify or otherwise assign relative weight to the various factors considered in reaching its decision. In addition, individual members of the GNCC and the Constituted Board may have given different weights to different factors. The respective conclusions and unanimous recommendation of each of the GNCC and the Constituted Board were made after considering all of the information and factors involved.

The Arrangement Agreement

BAM and BN have entered into the Arrangement Agreement to provide for the terms of the Arrangement and certain customary covenants. The following description of the Arrangement Agreement is not complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement. A copy of the Arrangement Agreement has been filed under BAM’s profile at www.sedarplus.ca.

Covenants Regarding the Arrangement

The Arrangement Agreement contains certain customary covenants of the parties that they will, subject to the terms of the Arrangement Agreement, (i) use their respective commercially reasonable efforts to implement the Arrangement, (ii) cooperate with and assist each other in dealing with transitional and other matters relating to or arising from the Arrangement or the Arrangement Agreement, and (iii) satisfy the conditions precedent to the completion of the Arrangement. BAM has also agreed to conduct its business in the ordinary course, consistent with past practice, from the date of the Arrangement Agreement until the Arrangement is completed.

Conditions Precedent

Completion of the Arrangement is subject to certain customary conditions precedent, including: (i) approval of the Arrangement by the shareholders of BAM; (ii) granting of exemptive relief or the approval of the Arrangement by shareholders of BN; (iii) obtaining of the interim order and the final order of the Supreme Court of British Columbia in respect of the Arrangement; (iv) approval of NYSE and the TSX of the additional listing of the Class A Shares to be issued to BN under the Arrangement; and (v) there having not occurred a material adverse effect in respect of the Asset Management Company. The conditions precedent in the Arrangement Agreement for each of BAM and BN may be waived, in whole or in part, in BAM or BN’s respective sole discretion. Certain conditions precedent to the completion of the Arrangement in the Arrangement Agreement will be deemed to be satisfied, waived or released upon the Arrangement becoming effective.

Amendments

The Arrangement Agreement provides that, subject to the provisions of the interim order of the Supreme Court of British Columbia, the plan of arrangement and applicable law, at any time and from time to time before the effective time of the Arrangement, the Arrangement Agreement and the plan of arrangement may be amended, modified or supplemented by written agreement of BAM and BN.

Termination

The Arrangement Agreement may be terminated at any time before the implementation of the Arrangement (i) by mutual written agreement of BAM and BN; or (ii) by either BAM or BN if the implementation of the Arrangement has not occurred by March 31, 2025.

Additional Information

A management information circular containing additional information about the Arrangement, including the background to the Arrangement and copies of the Formal Valuation and the Fairness Opinion, is expected to be mailed to BAM shareholders in November 2024 in advance of the Meeting.

To the knowledge of BAM or any of its directors or senior officers, after reasonable inquiry, other than the Formal Valuation, there has been no “prior valuation” of BAM or of its securities or material assets in the 24 months preceding the date of this material change report.

Item 5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Jason Fooks, Managing Director, Investor Relations, at (212) 417-2442.

Item 9	Date of Report

November 1, 2024

Caution Regarding Forward-Looking Statements

This material change report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of BAM and BN are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this press release include statements referring to BAM’s and BN’s beliefs as to the completion and timing of the Arrangement, BAM’s potential inclusion in global stock indices and other expected impacts of the Arrangement. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: obtaining approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement (including regulatory and shareholder approvals); future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; and business cycles, including general economic conditions.

Certain risks and uncertainties specific to the proposed Arrangement will be further described in the management information circular to be mailed to BAM shareholders in advance of the Meeting. Other factors, risks and uncertainties not presently known to BAM or BN or that BAM and BN currently believe are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking statements. Readers are cautioned not to place undue reliance on statements containing forward-looking statements that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. BAM and BN disclaim any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.